03017858

NO ACT
P.E 1-9-03
132-2332

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 10, 2003

Act 1934
Section
Rule 14A-8
Public Availability 3/10/2003

Anthony J. Horan
Corporate Secretary
Senior Vice President
Office of the Secretary
J.P. Morgan Chase & Co.
270 Park Ave.
Floor 35
New York, NY 10017-2070

Re: J.P. Morgan Chase & Co.
Incoming letter dated January 9, 2003

Dear Mr. Horan:

This is in response to your letter dated January 9, 2003 concerning the shareholder proposal submitted to J.P. Morgan Chase by the Academy of Our Lady of Lourdes, Christus Health, the Congregation of the Sisters of Charity of the Incarnate Word, the Dominican Sisters of Mission, the Needmor Fund, the New York Yearly Meeting of the Religious Society of Friends, the Providence Trust, the Sisters of St. Francis of Dubuque, Iowa, and the Sisters of the Holy Name of Jesus & Mary. We also have received a letter on the proponents' behalf dated February 7, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director



Enclosures

CR

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

JPMorganChase

**Anthony J. Horan**

Corporate Secretary
Senior Vice President
Office of the Secretary



January 9, 2003

**Via Electronic Mail**

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Omission of Stockholder Proposal by J.P. Morgan Chase & Co. Pursuant to Rule 14a-8: Academy of Our Lady of Lourdes

Ladies and Gentlemen:

On behalf of J.P. Morgan Chase & Co. (the "Company"), a Delaware corporation, and pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, I hereby notify the Securities and Exchange Commission that the Company intends to omit from its notice of meeting, proxy statement and form of proxy (the "Proxy Materials") for its 2003 Annual Meeting of Stockholders a proposal and supporting statement (the "Proposal") submitted to the Company by Academy of Our Lady of Lourdes[1] (the "Proponent"), by letter dated November 11, 2002. The Proposal is attached hereto at Exhibit A.

The Company intends to omit the Proposal in accordance with Rule 14a-8(i)(3).

Our 2002 Annual Meeting of Stockholders is scheduled to be held on May 20, 2003, and we currently intend to mail to stockholders definitive proxy materials for the meeting on or about March 31, 2003. Accordingly, this filing complies with Rule 14a-8(j)(1). I am the Secretary of the Company.

[1] This Proposal has been co-sponsored by: Sisters of the Holy Names of Jesus & Mary, Sisters of St. Francis, Congregation of the Sisters of Charity of the Incarnate Word, Dominican Sisters of Mission San Jose, The Needmoor Fund, Providence Trust, New York Yearly Meeting of the Religious Society of Friends, and CHRISTUS Health

**J.P. Morgan Chase & Co.** • 270 Park Avenue, Floor 35, New York, NY 10017-2070
Telephone: 212 270 7122 • Facsimile: 212 270 4240
anthony.horan@chase.com

We are simultaneously providing the Proponent with a copy of this letter and notifying the Proponent of our intention to omit the Proposal from our Proxy Materials, in accordance with Rule 14a-8(j). A copy of this letter has been e-mailed to *cfletters@sec.gov* in compliance with the instructions found at the Commission's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

**The Proposal is "Materially False or Misleading"– Rule 14a-8(i)(3)**

The Proposal requests that the Compensation Committee of the Company's Board of Directors (the "Compensation Committee") prepare and make available to stockholders a report "comparing the total compensation of the company's top executives and its lowest paid workers both in this country and abroad on January 1, 1982, 1992 and 2002."

The Company believes that the Proposal may be excluded under Rule 14a-8(i)(3) because it is contrary to the Commission's proxy rules, which prohibit the inclusion of statements in the proxy materials that are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements therein not false or misleading. See Pharmacia Corporation (available March 7, 2002). The Staff has previously taken the position that if a proposal is so inherently vague and indefinite that neither the stockholder voting on the proposal, nor the company in implementing the proposal, would be able to determine what actions the proposal requires, it may be excluded under Rule 14a-8(i)(3) because it is materially misleading. Philadelphia Electric Company (available July 30, 1992).

This Proposal is inherently vague because there is no way for the Compensation Committee to determine what is required of it and what actions should be taken to deliver the report requested by the Proposal. The Proposal requests that the Compensation Committee prepare a report, but it fails to include any criteria, benchmarks, definitions or guidance as to how to prepare the requested report. The Compensation Committee would simply have to guess at the form and content of the contemplated report and could hardly be expected to prepare a report acceptable to all interested parties under these circumstances.

For example, to undertake the comparison requested, the Company must first determine which employees are the "top executives" and which employees are the "lowest paid workers." However, the categories of "top executives" and "lowest paid workers" are not defined. The Compensation Committee would have to guess whether the phrase "top executives" means executive officers of the Company or if it takes into account other factors such as compensation and tenure with the Company. Likewise, while the category "lowest paid workers" is by its terms defined by compensation, it is not clear whether the relevant measure is cash compensation alone, or whether other benefits --- health and other insurance, child care, and the like --- are to be included in the calculation as well.

Even if it were possible for the Compensation Committee to appropriately select employees for the categories "top executives" and "lowest paid workers," the Proposal provides no indication as to how many individuals should be included in each category.

In addition to the impossibility of determining the sample of employees to be used in the comparison, there is the issue of determining what is intended by the phrase "total compensation." The choice of the word "total" suggests an aggregation of elements and would seem to include more than just salary, but it still remains unclear if it should also include such elements as stock options, pension and retirement packages or insurance. Even if the items constituting "total compensation" were made clear, there is no indication of how non-cash elements would be valued; and some of these benefits (if included in the calculation) --- such as the availability of flexible work arrangements and back-up child care --- do not lend themselves to quantification.

Another impediment to the preparation of the requested report is the confusion regarding the meaning of the term "the company" in the context of our history. The Proposal specifically requests that the report run the requested comparison as of January 1, 1982, 1992 and 2002, but J.P. Morgan Chase & Co. did not exist in its present form until December 2000. A series of mergers and consolidations over the years resulted in the financial institution that is today J.P. Morgan Chase & Co. --- in 2000 The Chase Manhattan Corporation merged with J.P. Morgan & Co. Incorporated; in 1996 The Chase Manhattan Corporation merged with Chemical Banking Corporation; and in 1991 Manufacturers Hanover Corporation merged with Chemical Banking Corporation. In addition to these larger mergers, the Company's constituent corporations have made a number of smaller, but nonetheless significant, acquisitions in recent years, including The Chase Manhattan Corporation's acquisition of Robert Fleming Holdings Limited in 2000. The Proposal does not provide any guidance as to what the Compensation Committee should view as the "company's" employees as of a particular date. (In fact, it is unlikely that all relevant records are still available for each of these companies, especially for periods in which such records were kept in physical, as opposed to electronic, form, as they would all have been in 1982, and to some extent, in 1992 as well.)

Further, the vast majority of the J.P. Morgan Chase & Co. consolidated group's employees are employed by the Company's operating subsidiaries, not by the Company itself; logically, and presumably, some or all of these employees should be included in the requested analysis, but the Proposal does not so indicate, and the Compensation Committee is therefore given no guidance on this point. Likewise, where the Company owned 50% of a joint venture, it is unclear whether employees of that enterprise should be considered.

Along the same lines, the Proposal requests that the report take into account workers "both in this country and abroad," however, it does not provide any criteria to determine which foreign offices are to be included as of any particular date. The former Manufacturers Hanover Corporation, Chemical Banking Corporation, The Chase

Manhattan Corporation, J.P. Morgan & Co. Incorporated, and Robert Fleming Holdings Limited each had very different foreign presences from those of the present J.P. Morgan Chase & Co. The Proposal does not provide any guidance as to which of those presences the Compensation Committee should consider for purposes of the requested report as of a particular date. Further, there is no indication of how compensation denominated in other currencies would be converted into U.S. dollars in making comparisons with U.S. workers' compensation; whether or how the Compensation Committee is to value, or make adjustments for, the widely differing non-cash benefits required by various local labor laws outside this country; or whether in fact the Proponent intends a separate analysis for each foreign location.

Because there is no way to discern what is actually intended by the Proposal as it is written, it is materially misleading and should be excluded from the Company's Proxy Materials based on Rule 14a-8(i)(3). The Staff Legal Bulletin No. 14 states that, "when a proposal and supporting statement will require detailed and extensive editing in order to bring them in compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false and misleading." Division of Corporate Finance, Staff Legal Bulletin No. 14, dated July 13, 2001. As it is drafted, the Company would have no way of knowing what is intended by the Proposal and, therefore, would be unable to effectuate the Proposal. As illustrated above, because the Proposal would need to be substantially rewritten to provide the Compensation Committee with the adequate guidelines and criteria necessary to prepare the report, the Company believes that it is appropriate to exclude the entire Proposal under Rule 14a-8(i)(3).

Although the Company strongly believes that the Proposal should be excluded in its entirety based on the foregoing, if the Staff is unable to concur in our view that the Company may exclude the entire Proposal under Rule 14a-8(i)(3), then we respectfully request that the Staff direct the Proponent to substantially revise the Proposal before it is included in our Proxy Materials. The Staff has consistently recognized that portions of a proposal may be revised or excluded under Rule 14a-8(i)(3). See e.g., Pharmacia Corporation (available March 7, 2002); Sabre Holdings Corporation (available March 18, 2002); Exxon Mobil Corporation (available March 26, 2002); Maytag Corporation (available March 14, 2002) and The Boeing Company (available March 2, 2002). Therefore, the Company requests that the resolution be substantially revised to provide the Compensation Committee with specific criteria, well-defined categories, and the benchmarks and standards necessary to prepare a report that could satisfy the intentions of the Proponent.

* * *

For the reasons set forth above, the Company respectfully requests the Staff to advise that it will not recommend enforcement action if the Proposal is omitted from our Proxy Materials. Should the Staff not agree with our conclusions or require any additional information in support or clarification of our position, please contact me prior to issuing your response. Your consideration is appreciated.

Very truly yours,

cc: Academy of Our Lady of Lourdes
Sisters of the Holy Names of Jesus & Mary
Sisters of St. Francis
Congregation of the Sisters of Charity of the Incarnate Word
Dominican Sisters of Mission San Jose
The Needmoor Fund
Providence Trust
New York Yearly Meeting of the Religious Society of Friends
CHRISTUS Health
Jeremiah Thomas, Esq.

**The Proposal**

Attached hereto as separate PDF attachment

√

ACADEMY OF OUR LADY OF LOURDES

CORPORATE TITLE OF

SISTERS OF THE THIRD ORDER REGULAR OF SAINT FRANCIS

OF THE CONGREGATION OF OUR LADY OF LOURDES

PHONE 507/282-7441
FAX: 507/282-7762

1001 14 ST NW, SUITE 100 • ASSISI HEIGHTS
ROCHESTER, MINNESOTA 55901-2525

RECEIVED
NOV 18 2002

November 11, 2002

Mr. William B. Harrison, Jr. CEO
J. P. Morgan Chase & Company
270 Park Avenue South
New York, New York 10017-2070

Dear Mr. Harrison:

The Sisters of Saint Francis look for social, as well as financial, accountability in its investments, especially with regard to employment practices. We are very much concerned about the gap between your salary and your average worker. With all that has been said recently about pay disparity, it would seem appropriate for our company to have narrowed that gap by now.

Since this has not happened, I am authorized to notify you of our intention to sponsor the enclosed resolution and to present it for consideration and action by the stockholders at the next annual meeting. Therefore I hereby submit it for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

We expect a number of additional religious investors to join us as co-filers of this resolution. They include: The Sisters of the Holy Names of Jesus and Mary (Washington Province), The Dubuque Franciscans, The Dominican Sisters of Mission San Jose as well as others. I will be your primary contact.

As verification that we are beneficial owners of common stock in J. P. Morgan Chase, I enclose a letter from Sister Jean Keniry our treasurer. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

We hope our company will have acted positively by the time the proxy statement comes due at the printer so that this resolution will prove unnecessary. We stand ready, in the meantime, to dialogue with you. Please let us know if you wish to pursue this approach.

Sincerely,

Sister Betty Kenny, OSF

Skister Betty Kenny, OSF
Assistant Coordinator—Justice and Peace

# PAY DISPARITY

**WHEREAS**, the average chief executive officer's pay has increased from 42 times in 1982 to 411 times that of the average production worker in 2001 (*Business Week Online* 05/06/02).

Responding to that statistic, New York Fed President, William J. McDonough acknowledged that a market economy requires that some people will be rewarded more than others, but asked: "should there not be both economic and moral limitations on the gap created by the market-driven reward system?" He stated: "I can find nothing in economic theory that justifies this development." He called such a jump in executive compensation "terribly bad social policy and perhaps even bad morals." According to *The Wall Street Journal*, McDonough cited "the biblical admonition to 'love they neighbor as thyself' as justification for voluntary CEO pay cuts" beginning with the strongest companies. He said: "CEOs and their boards should simply reach the conclusion that executive pay is excessive and adjust it to more reasonable and justifiable levels" (09/12/02).

Affirming McDonough's comments, the *Milwaukee Journal-Sentinel* editorialized that regulating executive compensation "is the business of corporate boards, or should be. Unfortunately, too many corporate directors on company compensation committees simply rubber-stamp decisions made by top managers. That should stop" (09/13/02).

In "CEOs: Why They're So Unloved," *Business Week* editorialized: "CEO pay is so huge that people don't believe executives deserve it. . . In 1980, CEO compensation was 42 times that of the average worker. In 2000, it was 531 times. This is a winner-take-all philosophy that is unacceptable in American society. . . The size of CEO compensation is simply out of hand" (04/22/02).

The Conference Board issued a report acknowledging that executive compensation has become excessive in many instances and bears no relationship to a company's long-term performance and that changes must be made (09/17/02). Commenting on this *The New York Times* called for "Atonement in the Boardroom" (09/21/02), while Warren Buffet said: "The ratcheting up of compensation has been obscene."

United For a Fair Economy has shown an inverse correlation between very high CEO pay and long-term stock performance (http://www.ufenet.org/press/2001/Bigger_They_Come.pdf)

**RESOLVED:** shareholders request the Board's Compensation Committee to prepare and make available by January 1, 2004 a report (omitting confidential information and prepared at reasonable cost) to requesting shareholders comparing the total compensation of the company's top executives and its lowest paid workers both in this country and abroad on January 1, 1982, 1992 and 2002. We request the report include: statistics related to any changes in the relative percentage size of the gap between the two groups; the rationale justifying any such percentage change; whether our top executives' compensation packages (including options, benefits, perks, loans and retirement agreements) are "excessive" and should be changed; as well as any recommendations to adjust the pay "to more reasonable and justifiable levels".

## Supporting Statement

Our Company fits William J. McDonough's "strong company" category. Our pay scales should model justice and equity for all our workers. Supporting this resolution would be one step in this direction.

2003PayDisparityF.101502 496 Words, Excluding Title

Cc: Fr. Michael Crosby
Diane Claire
Jim Donovan
Sr. Jordan Dahm, OSF
Judy Byron, OP

Enc: Resolution
Verification of Beneficial Ownership

# PAUL M. NEUHAUSER

*Attorney at Law (Admitted New York and Iowa)*

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel: (941) 349-6164 Email: pmneuhauser@aol.com


February 7, 2003

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Grace Lee, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to J.P. Morgan Chase & Co.

Via fax

Dear Sir/Madam:

I have been asked by the Academy of Our Lady of Lourdes (Sisters of Saint Francis), Christus Health, the Congregation of the Sisters of Charity of the Incarnate Word, the Dominican Sisters of Mission (San Jose), the Needmor Fund, the New York Yearly Meeting of the Religious Society of Friends, the Providence Trust, the Sisters of St. Francis of Dubuque, Iowa and the Sisters of the Holy Names of Jesus and Mary (who are jointly referred to hereinafter as the "Proponents"), each of which is a beneficial owner of shares of common stock of J.P. Morgan Chase & Co. (hereinafter referred to as "Morgan" or the "Company"), and who have jointly submitted a shareholder proposal to Morgan, to respond to the letter dated January 9, 2003, sent to the Securities & Exchange Commission by the Company, in which Morgan contends that the Proponents' shareholder proposal may be excluded from the Company's year 2003 proxy statement by virtue of Rule 14a-8(i)(3).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Morgan's year 2003 proxy statement and that it is not excludable by virtue of the cited rule.

---

The proposal calls for a report on executive compensation.

---

We regret that Morgan has trouble understanding plain English. Indeed, its inability to comprehend the common meaning of words in everyday use is truly Clintonesque.

The Company states that it is unable to understand the meaning of the following words and phrases. This seems to be a peculiarity of Morgan since we most firmly believe that no rational shareholder or Board member would have any difficulty understanding any of these terms. Thus, shareholders would know what they were voting on and the Board would understand how to implement the proposal were it to pass.

"lowest paid worker" means the workers who receive the lowest compensation. Duh!

"total compensation" means all forms of compensation. Total means total means total.

"top executives" are the executive officers of the registrant. Cf Items 7 and 8 of Schedule 14A. We doubt very much that in any rational organization one would be deemed a top executive merely by the passage of time and that therefore top executives cannot possibly refer to those with the longest tenure, a possibility dreamed up by the Company.

"the company". We refer Morgan to the sixth word in Rule 14a-8.

"abroad" means foreign, and since the United States has not taken over other nations recently, it obviously means foreign as of each applicable date..

Perhaps next time we can argue over the meaning of "is".

---

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same numbers. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Anthony J. Horan, Esq.
All proponents
Rev. Michael Crosby
Sister Pat Wolf

To: Grace Lee
SEC
FAX # 202-942-9525

From: Paul M. Neuhauser
FAX: 941-349-6164
Tel: 941-349-6164

Re: Shareholder proposal on Executive Compensation submitted to JP Morgan Chase

Number of pages, including this page = 4

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 2003

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: J.P. Morgan Chase & Co.
Incoming letter dated January 9, 2003

The proposal requests that the board's compensation committee prepare a report comparing the total compensation of the company's top executives and its lowest paid workers.

We are unable to concur in your view that J.P. Morgan Chase may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that J.P. Morgan Chase may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Jennifer R. Bowes
Attorney-Advisor